P.E. 2/1/02

02014592

# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

PROCESSED
FEB 2 1 2002
THOMSON FINANCIAL

# ALSTOM
(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ____)

**Enclosures:**

*This document is a free translation of the original French version which is available upon request.*

# ALSTOM

**FINANCIAL PRESENTATION FILE**
**Relating to a planned issue of commercial paper ("*Billets de Trésorerie*")**

(pursuant to French Decree n° 92-137 of 13 February 1992 and Order of 13 February 1992)

## Update of the file which was granted by the French *Commission des Opérations de Bourse* visa n° TCN 99-007 on 29 December 1999

**January 2002**

*French Société Anonyme* with a capital of € 1,292,324,754
Head office: 25, avenue Kléber – 75116 PARIS
RCS 389 058 447 PARIS

## – CHAPTER IV –

## DOCUMENTS RELATING TO THE LAST TWO FINANCIAL YEARS AVAILABLE TO THE SHAREHOLDERS, CASH QUARTERLY STATEMENT

### 4.2- ALSTOM consolidated cash quarterly statement as of 31 December 2001

| | At June 30, 2001 | At September 30, 2001 | At December 31, 2001 |
|---|---|---|---|
| Current assets (maturity < 1 year): | | | |
| Loans / Deposits | 147.6 | 30.2 | 28.9 |
| Inventories and contracts in progress, net | 6,513.5 | 5,912.9 | 5,824.1 |
| Trade receivables, net | 8,425.8 | 5,031.1 | 5,177.3 |
| Other accounts receivable, net | 3,659.1 | 2,988.7 | 3,503.8 |
| Short term investments and cash and cash equivalents: | | | |
| - Short term investments | 499.6 | 356.2 | 361.2 |
| - Cash and cash equivalents | 2,367.9 | 2,608.7 | 1,863.9 |
| **Total** | 21,613.5 | 16,927.8 | 16,759.2 |
| Current liabilities (maturity < 1 year): | | | |
| Bonds | 0.0 | 0.0 | 0.0 |
| Other borrowings and financial debts | 1,939.5 | 850.8 | 712.4 |
| Commercial paper | 1,644.6 | 1,614.7 | 944.1 |
| Customers' deposits and advances | 7,670.0 | 5,754.5 | 5,844.1 |
| Trade payables | 6,550.9 | 5,646.4 | 4,834.8 |
| Accrued contract costs, other payables and accrued expenses | 4,059.5 | 3,310.6 | 4,735.8 |
| **Total** | 21,864.5 | 17,177.0 | 17,071.2 |
| **Short term cash position** | **-251.0** | **-249.2** | **-312.0** |

*  *
*

ALSTOM

13 February 2002

# LONG TERM TECHNOLOGY AGREEMENT SIGNED BETWEEN ALSTOM AND ROLLS ROYCE

ALSTOM and Rolls-Royce today announce that they have signed a long term technology agreement which will enable ALSTOM to use Rolls-Royce aeroengine technology in the development of its heavy duty gas turbine product range.

This agreement is in line with ALSTOM's long term strategy to offer a highly competitive heavy duty gas turbine product range to address the largest segment of the global power generation equipment market.

Rolls-Royce engines operate using very high temperature technologies, advanced aerodynamics and very high strength/high temperature materials. The expertise and knowledge in these areas gained by Rolls-Royce in developing its world leading aero engines will be applied to ALSTOM's heavy duty gas turbines to improve efficiency, power output and durability.

Access to these enhanced technology solutions will strengthen ALSTOM's future competitive position in the heavy duty gas turbine market and result in economies of scale in the Company's research & development spending.

In addition to technology access, Rolls-Royce will also provide engineers to assist ALSTOM in the application of technology on specific development projects. A joint design team is in place in ALSTOM's office in Derby, UK.

Rolls-Royce will be compensated for initial access to technology by payments spread over a number of years. In addition, royalties will be paid on future product sales. Specific financial details were not disclosed.

Alexis Fries, President of ALSTOM's Power Sector, commented: "We are very pleased to have established this close relationship with the aero technology leader. I believe the new, more competitive products which will result from this strategic initiative will enable us to increase significantly our market share over the years to come."

Mike Howse, Rolls-Royce Director of Engineering and Technology said: "This agreement is a further step in our strategy of gaining maximum benefit from our unique gas turbine technology and know-how over a broader market.

Under this arrangement we can gain value for our technology in the heavy duty gas turbine sector where we do not compete."

*ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine. Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries. The Company is listed on the Paris, London and New York stock exchanges*

*Rolls-Royce is a global company providing power for land, sea and air. It employs some 42,000 people in more than 30 countries, including over 26,000 in the UK, 5,000 in the rest of the Europe and over 8,000 in North America. The company has a balanced business portfolio with leading positions in civil aerospace, defence aerospace, marine and energy markets. With annual sales of around £6 billion and a forward order book of nearly £15 billion, its technology is applied over a wide range of products which generate high-value services throughout their operational lives.*

Press enquiries: Gilles Tourvieille
(Tel. +33 1 47 55 23 15 )
internet.press@chq.alstom.com

Investor Relations: R. Shaw
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet : http://www.alstom.com

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: February 15, 2002

By: /s/ FrançoisNewey
Name: François Newey
Title: Executive Central Management & Chief Financial Officer